Exhibit 99.1

Enerplus Announces Divestment of Certain Canadian Assets and Corresponding Adjustments to 2017 Guidance

CALGARY, March 9, 2017 /CNW/ - Enerplus Corporation (TSX & NYSE: ERF) announces that it has entered into definitive agreements to sell various Canadian properties located in Alberta and southwest Saskatchewan for aggregate proceeds of $67.3 million, before customary closing adjustments. Enerplus is making corresponding adjustments to its 2017 guidance to reflect the impact of these divestments.

The properties to be divested include the majority of Enerplus' shallow gas assets, as well as its Brooks waterflood property. These divestments are a part of Enerplus' portfolio optimization strategy as the Company continues to focus on its larger-scale, higher-margin assets in Canada and the United States that are expected to drive long-term profitable growth.

With these divestments, Enerplus expects to realize a $0.60 per BOE reduction in overall corporate operating expense, driving further margin improvement, and a 60% reduction in its overall well count as Enerplus continues to actively manage its abandonment and reclamation liabilities.

Key information regarding the divestments:

Current production:	7,300 BOE per day (66% Natural Gas)
Operating cost:	$18.00 per BOE
Net wells divested:	3,200

These transactions are expected to close by mid-April 2017.

Scotia Waterous and RBC Capital Markets are acting as financial advisers to Enerplus.

2017 Adjusted Guidance

Enerplus is adjusting its 2017 guidance to reflect the divestments announced today. With minimal capital allocated to the divested assets, the Company's 2017 capital budget is unchanged. Production has been adjusted to reflect the approximate nine-month impact of the divested volumes on annual average production, as well as the full impact on fourth quarter production. As a result of the higher proportion of U.S. production following the divestments, the Company's average royalty and production tax rate is forecast to increase by 1% to 24%. As mentioned above, annual operating expense guidance has been reduced by $0.60 per BOE. Transportation expense is expected to increase by $0.10 per BOE due to the higher proportion of U.S. production, and G&A expense per BOE is expected to modestly increase due to the lower overall production volumes.

The table below provides the Company's updated guidance.

	Revised Guidance	Original Guidance
Capital spending	$450 million	$450 million
Average annual production	81,000 – 85,000 BOE/d	86,000 – 90,000 BOE/d
Q4 average production	86,000 – 91,000 BOE/d	92,000 – 97,000 BOE/d
Average annual crude oil and natural gas liquids production	38,500 – 41,500 bbls/d	40,000 – 43,000 bbls/d
Q4 average crude oil and natural gas liquids production	43,000 – 48,000 bbls/d	45,000 – 50,000 bbls/d
Average royalty and production tax rate	24%	23%
Operating expense	$7.25 per BOE	$7.85 per BOE
Transportation expense	$4.00 per BOE	$3.90 per BOE
Cash G&A expense	$1.85 per BOE	$1.80 per BOE

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

CURRENCY

All amounts in this news release are stated in Canadian dollars unless otherwise specified.

BARRELS OF OIL EQUIVALENT

This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

PRESENTATION OF PRODUCTION INFORMATION

U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol, production volumes are presented on a gross basis before deduction of royalties. In order to continue to be comparable with our Canadian peer companies, the information contained within this news release presents our production and BOE measures on a "company interest" basis (before deduction of Crown and other royalties, plus Enerplus' royalty interest), unless otherwise specified.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking information"). The use of any of the words "expect", "continue", "estimate", "guidance", "will", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expectations regarding proposed asset divestments, including expected timing of completion thereof and impact on Enerplus' operations and financial results; and adjusted 2017 guidance, including expected capital spending levels, average annual production (including production mix), average royalty and production tax rate, and operating and transportation expenses.

The forward-looking information contained in this news release reflects several material factors, expectations and assumptions including, without limitation: that we will complete the proposed asset divestments, substantially on the terms and within the timeframe disclosed in this press release;  that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices; current commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our adjusted funds flow and availability under our bank credit facility to fund our working capital deficiency; our ability to negotiate debt covenant relief under our bank credit facility and outstanding senior notes if required; the availability of third party services; and the extent of our liabilities. In addition, our adjusted 2017 guidance contained in this news release is based on the following: a WTI price of US$55.00/bbl, a NYMEX price of US$3.00/Mcf, an AECO price of $2.75/GJ and a USD/CDN exchange rate of 1.35. We believe the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: failure to complete the proposed asset divestments on the terms or within the timeframe discussed in this press release or at all; continued low commodity prices environment or further decline of commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facility and outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable, or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks and contingencies described under "Risk Factors and Risk Management" in Enerplus' MD&A  for the year ended, and annual information form dated, December 31, 2016 and in our other public filings).

SOURCE Enerplus Corporation

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/09/c6180.html

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 09-MAR-17